FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of April, 2003
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

For Immediate release 						April 3, 2003
								RM: 7-03

	Crystallex Announces Appointment of Deloitte & Touche LLP as
				 Auditors
	Change in accounting policy results in non cash restatement

Toronto, Ontario, April 3, 2003 - Crystallex International Corporation
(TSX, AMEX:KRY) announced today that it has appointed, effective April 1, 2003, Deloitte & Touche LLP as auditors for the Company replacing Davidson & Company, who resigned at the end of March. Marc J.Oppenheimer, the President and CEO of Crystallex stated, "There were no disagreements, unresolved issues or other reportable events involving Davidson & Company, and we thank Davidson for its many years of service. Crystallex, at this stage, is a rapidly growing mining Company, and as we consolidate our administrative base at the Toronto head office and address the financial and other requirements arising from considerable opportunities presented by the Company's recent acquisition of the mining rights for the world-class Las Cristinas properties, we felt it important to utilize the services of a recognized "big four" accounting firm. The Company is just completing a normal course review of its accounting policies and presentation in the USA and has recently completed a similar review in Canada. "Given the growth of our business and the increasing complexity of dealing with the constantly evolving reporting requirements of two jurisdictions, we felt it an opportune time to make the move to Deloitte
& Touche".

Mr. Oppenheimer also reported the restatement of Crystallex's quarterly financial statements for the quarters ending March 31, June 30 and September 30, 2002 to reflect changes in the accounting treatment of the Company's hedge program together with comparative changes to the comparable earlier periods. Since 1998, the Company has selectively used forward sales contracts and written call agreements within conservative parameters in connection with its bank syndications in order to maintain a targeted spread between its operating mining costs and the market price of gold. The requirement under the project financing loans was to price forward a portion of reserves in order to obtain a measure of profit and revenue certainty regardless of the associated volatility of the gold market. Our hedge program consisted of forward commitments and call options sold to become part of the forward program. Our program was put in place in conjunction with the non-recourse project financing we obtained when we acquired Minera San Gregorio in Uruguay and the assets of Bolivar Goldfields and El Callao Mining in Venezuela. The price protection level was specifically set up to target US$300 per ounce and the calls were deliberately set at approximately those levels to become part of the forward program.

From an accounting perspective Crystallex treated these forward positions as "normal sales" under which the Company physically delivered gold to retire these positions. Regarding the written call options, the Company used similar hedge accounting treatment under the accounting treatment afforded to commodity producers. As a result of a normal course review, similar to other industry producers, the Company is changing its accounting policy for the written calls to be treated as derivative instruments versus hedges. As a result, effective
				(2)
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with the March 2002 quarter and each quarter thereafter, the Company will mark-to-market its call option position. This valuation method will add volatility to the Company's Profit & Loss Statement, although, the mark-to-market is a noncash adjustment. In quarters where the gold price is lower, the Company will have a positive mark-to-market adjustment and in quarters where the gold price is higher, the Company will have a negative mark-to-market adjustment. The mark-to-market adjustment, whether positive or negative, will not have an impact on the Company's operations or cashflow. For the nine month period ending September 30, 2002, this non-cash mark to market negative adjustment was C$14,626,450.

As previously stated, the Company believes that the gold price has an upward bias to it and that firming should continue to be a factor. Given the Company's view that the commodity price has based, coupled with the low interest rate environment, increased global political tensions, and the weakness of the U.S. dollar, the Company currently plans to continue decreasing its hedge position as both a percentage of proven and probable reserves as well as in absolute terms. This reduction will be accomplished by the Company delivering production into these positions, by selectively financially settling its positions as the gold market allows, and by increasing its proven and probable reserves at the Company's Las Cristinas project in Venezuela.

In January 2002, the Company's forward position peaked at approximately 312,000 ounces deliverable out to 2006. At the end of the first quarter, 2003, the Company had reduced the forward hedges to 223,420 ounces with an average price of U.S. $302.62 deliverable out to 2006. As of March 31, 2003, the Company had written calls outstanding for 224,169 ounces at an average price of U.S. $303.01 for deliveries out to 2006. Forward sales are definitive contractual obligations, whereas written calls are contingent commitments.
The aggregate both of these categories, however, is 447,589 ounces.
Crystallex has proven and probable reserves of approximately 10,500,000 ounces.

Complete details of the restatement will be available in Company filings on EDGAR in the US and SEDAR in Canada.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex has been focused on strategic growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently working on the final feasibility study to support its development plans for Las Cristinas.

For further information:
Investor Relations: A Richard Marshall, VP (800) 738-1577
Internet address: http://www.crystallex.com
Email us at: info@crystallex.com

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.
Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The
Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

			       (3)
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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
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(Registrant)


Date April 3, 2003     		     	     By    /s/ Daniel R. Ross
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						     (Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature